Exhibit 99.1

W.P. STEWART & CO., LTD.

                                                           Contact: Fred M. Ryan


                        W.P. STEWART & CO., LTD. REPORTS
                        FINAL FIRST QUARTER 2001 RESULTS

                 FIRST QUARTER 2001 NET INCOME OF $23.3 MILLION

            Diluted earnings per share of $0.49 for the first quarter

9th May 2001
Hamilton, Bermuda

W.P. Stewart & Co., Ltd. today confirmed, as previously reported, net income of $23.3 million, or $0.49 per share (diluted) and $0.53 per share (basic), for the first quarter ended 31 March 2001. This compares with net income in the first quarter of the prior year of $26.6 million or $0.59 per share (diluted) and $0.64 per share (basic).

For the first quarter of 2001 there were 47,315,118 common shares outstanding on a weighted average fully diluted basis compared to 45,187,857 common shares outstanding for the first quarter of 2000 on the same weighted average fully diluted basis.

Cash earnings for the quarter ended 31 March 2001, which exclude non-cash expenses such as depreciation and amortization, on a tax-effected basis, were $24.9 million, or $0.53 per share (diluted), compared with $28.3 million, or $0.63 per share (diluted) in the same quarter of the prior year.

Performance

Performance in the W.P. Stewart & Co., Ltd. U.S. equity composite for the first quarter of 2001 was substantially better than the S&P 500, at -6.9% pre-fee and -7.2% post-fee, compared with -11.9% for the broad market average.

W.P. Stewart's five-year performance record for the period ended 31 March 2001 averaged 18.4% pre-fee (17.1% post-fee), compounded annually, compared to an average of 14.2% for the S&P 500 in the period, and is substantially ahead of the Company's five-year pre-fee goal of 15% compounded annually.

Assets Under Management

Assets under management at quarter-end were $9.3 billion, compared with $10.3 billion at 31 December 2000, and $11.6 billion at 31 March 2000. Assets under management at 30 April 2001 were approximately $10 billion, an increase of just over $0.7 billion from the end of the first quarter.

In the first quarter of 2001, net cash outflows from existing accounts were approximately 1.5%, compared with approximately 2% in the first quarter of 2000.

                                      -1-

             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. STEWART & CO., LTD.

Net new account flows (new accounts minus closed accounts) were -$137 million for the quarter compared to -$402 million for the same quarter of the prior year.

Look Through Earning Power

W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Annual growth in earning power behind clients' portfolios has ranged from approximately 11% to 22% over the past 26 years. The weighted average growth rate in earnings behind clients' portfolios for the 12 months ended 31 March 2001 was 11.8%. The Company's research analysts anticipate further growth in portfolio earning power in the range of 12-14% in 2001 and in excess of 15% for the next few years.

Revenues and Profitability

Revenues were $48.5 million for the quarter ended 31 March 2001, down 12.7% from $55.5 million for the same quarter 2000.

The average gross management fee was 1.25% for the quarter ended 31 March 2001, compared to 1.28% in the same quarter of the prior year. The average fee was less than our standard fee of 1.5% because a number of advisory contracts were entered into prior to 1989, when we adopted our current fee arrangement, and because account balances in excess of $25 million are subject to a lower fee.

Total operating expenses decreased 12.9%, to $22.6 million, for the first quarter 2001, from $25.9 million in the same quarter of the prior year.

Pre-tax income, at $25.8 million, was 53.3% of gross revenues for the quarter ended 31 March 2001 compared to $29.5 million or 53.2% of gross revenues in the comparable quarter of the prior year.

The Company's provision for taxes for the quarter ended 31 March 2001 was $2.6 million versus $2.9 million in the comparable quarter of the prior year. The tax rate is 10% of income before taxes for both periods.

Other Events

The Company paid a dividend of $0.30 per common share on 31 January 2001 to shareholders of record as of 26 January 2001, and on 30 April 2001 to shareholders of record as of 20 April 2001, respectively.

The Company has completed its previously planned refinement of its variable compensation program. Under this program, which heavily weighs compensation against profit performance, compensation expense may vary between 20.7% and 24.5%. As a result, it is currently anticipated that compensation expense for the year ending 31
                                      -2-

             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. STEWART & CO., LTD.

December 2001 will be approximately 21% of operating income versus 25% for the year ended 31 December 2000.

Investor Conference

In conjunction with this first quarter 2001 earnings release, W.P. Stewart & Co., Ltd. will host an investor conference on Thursday, 10 May 2001 at 8:30 a.m.
(EDT) at the Metropolitan Suite of the Four Seasons Hotel, 57 East 57th Street, New York City. A continental breakfast will be served beginning at 8:00 a.m. Those who are interested in participating in the conference by telephone should dial 1-800-711-5301 (within the United States) or +785-832-0301 (outside the United States). The conference ID is "W.P. Stewart". To listen to the live broadcast of the conference over the Internet, simply log on to the web at the following address: http://www.videonewswire.com/WP/051001. The conference will be accessible for replay on the Company's website until 17 May 2001.

W.P. Stewart & Co., Ltd. is an asset management company that has provided research intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (symbol: WPL) and on the Bermuda Stock Exchange (symbol: WPS).

For more information, please visit the Company's website at http:www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO @wpstewart.com .

Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.


                 (Consolidated Statemens of Operations appear on following page)

                                     # # #

                                      -3-

             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. Stewart & Co., Ltd.
Consolidated Statements of Operations

                                            Three Month Period Ended
                                                    March 31,
                                       ----------------------------------
                                           2001              2000    %
                                       -----------   --------------------
Revenue:
  Fees                                 $32,155,126   $41,612,611    -22.7%
  Commissions                           14,646,243    12,972,446     12.9%
  Interest and other                     1,683,012       939,283     79.2%
                                       -----------   -----------   ------
                                        48,484,381    55,524,340    -12.7%
                                       -----------   -----------   ------

Expenses:
  Employee compensation and benefits     9,619,456    10,258,282     -6.2%
  Marketing fees                         1,673,536     3,149,094    -46.9%
  Commissions, clearance and trading     2,578,782     2,366,066      9.0%
  Research and  administration           4,142,034     4,145,731     -0.1%
  Depreciation and amortization          1,813,406     1,831,005     -1.0%
  Other operating                        2,809,788     4,228,435    -33.6%
                                       -----------   -----------   ------
                                        22,637,002    25,978,613    -12.9%
                                       -----------   -----------   ------
Income before taxes                     25,847,379    29,545,727    -12.5%
Provision for taxes                      2,584,738     2,939,510    -12.1%
                                       -----------   -----------   ------
Net income                             $23,262,641   $26,606,217    -12.6%
                                       ===========   ===========   ======
Earnings Per Share:
Basic Earnings Per Share               $      0.53   $      0.64    -17.2%
                                       ===========   ===========   ======
Diluted Earnings Per Share             $      0.49   $      0.59    -16.9%
                                       ===========   ===========   ======